Highbury Financial Inc.

999 Eighteenth Street, Suite 3000

Denver, CO 80202

January 23, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Highbury Financial Inc.
Registration Statement on Form S-1
Registration No. 333-127272

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Highbury Financial Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:15 P.M. on January 25, 2006 or as soon thereafter as practicable.

Additionally, Highbury Financial Inc. hereby acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HIGHBURY FINANCIAL INC.

/s/ Richard S. Foote
Richard S. Foote
President and Chief Executive Officer